Mail Stop 3720

September 15, 2006

Mr. Hans Munk Nielsen
Chief Financial Officer
TDC A/S
Nørregade 21
DK-0900 Copenhagen C
Denmark

   Re: **TDC A/S**
      Form 20-F for Fiscal Year Ended December 31, 2005
      Filed June 27, 2006
      File No. 1-12998

Dear Mr. Nielsen:

   We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for Fiscal Year Ended December 31, 2005

Item 5. Operating and Financial Review and Prospects, page 42

Results of Operations by Business Line, page 46

1.   We note that you discuss your results of operations using measures that exclude
        the impact of special items. It appears to us that you should present and discuss
        the measure of profitability disclosed in your segment footnote in accordance with
        IAS 14 (operating income), rather than a measure that excludes certain charges.
        Please revise your discussion of results of operations by business line in future
        filings or advise us.

Item 15. Controls and Procedures, page 92

Evaluation of disclosure controls and procedures, page 92

2.   We note your disclosure that your disclosure controls and procedures are
        "effective to provide reasonable assurance that information required to be
        disclosed in the reports we file and submit under the Securities Exchange Act of
        1934, as amended, is recorded, processed, summarized and reported as and when
        required." Please clarify that your disclosure controls and procedures also are
        effective to ensure that information required to be disclosed in the reports that you
        file or submit under the Exchange Act is accumulated and communicated to your
        management, including your principal executive and principal financial officers,
        to allow timely decisions regarding required disclosure. See Rule 13a-15(e) of
        the Exchange Act. Alternatively, you may simply state that your disclosure
        controls and procedures are effective. In addition, please revise your disclosure in
        future filings.

 Statements of Cash Flows, page F-6

3.   Tell us why you presented your statement of cash flows with operating income as
        the starting point. Tell us how your presentation complies with IAS 7 and what
        relevant information you are trying to convey through this presentation.

Note 1 – Significant Accounting Policies, page F-9

Revenue Recognition, page F-13

4.   Describe for us in more detail and disclose, in future filings, your revenue
        recognition policy regarding contract work in process. Explain the nature of the
        transactions to which you apply the percentage of completion method.

5.   Tell us and disclose, in future filings, the types of transactions for which you act
        as a principal and the transactions for which you act as an agent.

Marketable securities, page F-16

6.   We note your disclosure that all fair value adjustments are recognized in the
        Statements of Income. Please clarify how you have classified your investments
        under IAS 39 for IFRS and SFAS 115 for US GAAP. Tell us how you have
        considered any differences in your US GAAP reconciliation.

Provisions, page F-17

7.   We note your disclosure that when you are obligated to demolish an asset or re-
        establish the site where the asset was used, a liability is "recognized in the
        Statements of Income." Clarify for us where you record the offset to the liability
        and tell us your basis in the accounting literature for your policy.

Note 2 – Critical Accounting Estimates and Judgments, page F-19

8.   You state that a contingent asset is recognized if the certainty or likelihood of a
        positive or adverse outcome is probable of occurring and the amount is estimable.
        Tell us your basis in IFRS for recognizing the contingent asset before it is
        virtually certain and your basis in US GAAP for recognizing the contingent asset
        before it is realized.

Note 3 – Segment Reporting, page F-21

9.   We note your disclosure indicating that your primary segments are presented on
        the basis of activities. It is unclear to us how your presentation of primary
        segments represents different business segments, as defined in paragraph 9 of IAS
        14. In this regard, we note in your description of your business on page 33 that
        your "TDC Switzerland" segment's activities include mobile telephony and sales
        of landline and internet services. Describe for us how you applied the guidance in
        IAS 14 in identifying your primary and secondary segments. In addition, tell us
        what information the table entitled "TDC Mobile International, primary
        segmentation" on page F-22 is intended to convey.

10.   It appears that you should separately present the results from discontinued
        operations for each reportable segment, based on paragraph 52 of IAS 14, and a
        reconciliation of these amounts to entity profit or loss from discontinued
        operations. Please revise, in future filings, or advise.

11.   In future filings, please present a reconciliation of your segment result from continuing operations to entity profit or loss from continuing operations, pursuant to paragraph 67 of IAS 14.

Note 7 – Other income, expenses and government grants, page F-28

12.   We note that other income includes income from leases. Tell us and disclose, in future filings, your accounting policy for recognizing lease income.

Note 24 – Provisions, page F-44

13.   In future filings, disclose the information required by paragraph 85 of IAS 37 with respect to each type of provision.

Note 33 – Reconciliation to United States Generally Accepted Accounting Principles (US GAAP), page F-55

f) Revenue Recognition, page F-56

14.   Please explain for us in more detail the types of arrangements that you have accounted for under EITF 00-21 for US GAAP and describe the nature of the reconciling item, including an explanation of the differences in your policies under IFRS and US GAAP. In addition, expand your disclosure, in future filings, at page F-13 regarding the types of transactions that are considered revenue arrangements with multiple deliverables and your accounting policy.

Balance Sheet Items, page F-59

15.   Please provide us with a rollforward of equity attributable to Company shareholders under US GAAP from December 31, 2004 to December 31, 2005.

*   *   *   *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Robert S. Littlepage, Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director